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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

                                 SCHEDULE 14D-9
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                           ---------------------------

                          GAYLORD CONTAINER CORPORATION
                            (Name of Subject Company)

                          GAYLORD CONTAINER CORPORATION
                        (Name of Person Filing Statement)


                CLASS A COMMON STOCK, PAR VALUE $.0001 PER SHARE
          (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE PREFERRED STOCK)
                         (Title of Class of Securities)


                                   368145 10 8
                      (CUSIP Number of Class of Securities)


                                 DAVID F. TANAKA
             VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                          GAYLORD CONTAINER CORPORATION
                               500 LAKE COOK ROAD
                                    SUITE 400
                            DEERFIELD, ILLINOIS 60015
                                 (847) 405-5500
            (Name, address and telephone number of person authorized
                to receive notice and communications on behalf of
                            person filing statement)


                                 With copies to:

                             WILLIAM S. KIRSCH, P.C.
                               JOHN A. SCHOENFELD
                                KIRKLAND & ELLIS
                             200 EAST RANDOLPH DRIVE
                             CHICAGO, ILLINOIS 60601
                                 (312) 861-2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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         This Amendment No. 3 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on September 28, 2001 (as amended, the "Statement") by Gaylord Container Corporation, a Delaware corporation (the "Company"). The Statement relates to a tender offer by Temple-Inland Acquisition Corporation, a Delaware corporation (the "Purchaser") and an indirect, wholly owned subsidiary of Temple-Inland Inc., a Delaware corporation ("Parent"), under which Purchaser is offering to purchase all of the outstanding shares of Class A Common Stock, par value $.0001 per share, of the Company (the "Common Stock"), together with the associated rights to purchase preferred stock pursuant to the Rights Agreement (as defined in the Statement) (the "Rights" and, together with the Common Stock, the "Shares"), at a price of $1.80 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 28, 2001, and in the related Letter of Transmittal. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Statement.

ITEM 8.  ADDITIONAL INFORMATION.

         Item 8 of the Statement is hereby amended and supplemented by adding the following thereto after the fourth paragraph of the section "Noteholder Litigation":

         "On October 11, 2001, Absolute Recovery Hedge Fund, L.P. and Absolute Recovery Hedge Fund, Ltd. filed an amended complaint in their lawsuit initiated on October 1, 2001 (the "Amended Complaint") against Parent, Purchaser, the Company and State Street Bank and Trust Company and Fleet National Bank. The Amended Complaint, among other changes and additions, adds allegations that the Notes Tender Offers are coercive, inadequately disclosed and violate Section 14(e) of the Securities Exchange Act of 1934 and Rule 14e-3 promulgated thereunder.

         Parent, Purchaser and the Company believe that the lawsuit and the Amended Complaint is without merit and intend to defend against the lawsuit vigorously.

         The above description of the Amended Complaint is qualified in its entirety by reference to the Amended Complaint, a copy of which has been filed as Exhibit (a)(8) hereto and is incorporated herein by reference.

         In the litigation entitled Absolute Recovery Hedge Fund, L.P., Absolute Recovery Hedge Fund, Ltd. v. Gaylord Container Corp., Temple-Inland Acquisition Corp., Temple-Inland Inc., State Street Bank and Trust Company and Fleet National Bank, the parties agreed on October 15, 2001 to delay, without prejudice, the preliminary injunction hearing scheduled for October 23, 2001, and to suspend discovery and activities related thereto, in order to permit time for negotiations among Parent, the Company and certain holders of the Company's Notes. The parties have further agreed that in the event that an agreement is reached with such holders of Notes as to acceptable terms of the Notes Tender Offers (regardless of whether they are the same or revised terms) that the Notes Tender Offers will be kept open for an additional period of at least twelve days after such revised terms or agreement is publicly announced."

ITEM 9.  EXHIBITS.

         Item 9 of the Statement is hereby amended and supplemented to add the following exhibit:

         (a)(8) Amended Class Action Complaint filed by Absolute Recovery Hedge Fund, L.P. and Absolute Recovery Hedge Fund, Ltd. in the United States District Court for the Southern District of New York, on October 11, 2001 (incorporated by reference to Exhibit (a)(11) to the Tender Offer Statement on Schedule TO filed with the Commission by Parent and Purchaser on September 28, 2001 (as amended thereafter)).





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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   GAYLORD CONTAINER CORPORATION


Dated: October 15, 2001            By: /s/ David F. Tanaka
                                      ------------------------------------------
                                      Name: David F. Tanaka
                                      Title: Vice President, General Counsel and
                                             Corporate Secretary






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                                INDEX TO EXHIBITS



Exhibit Number      Description
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(a)(8)              Amended Class Action Complaint filed by Absolute Recovery
                    Hedge Fund, L.P. and Absolute Recovery Hedge Fund, Ltd. in the United States District Court for the Southern District of New York, on October 11, 2001 (incorporated by reference to Exhibit (a)(11) to the Tender Offer Statement on Schedule
                    TO filed with the Commission by Parent and Purchaser on September 28, 2001 (as amended thereafter)).